Exhibit 11

News Release

RINKER GROUP OBTAINS PERMITS FOR NEW FLORIDA CEMENT MILL

Additional bolt-on acquisitions in US

Rinker Group Limited announced today that its US subsidiary Rinker Materials Corporation (‘Rinker Materials”) has commenced detailed plant engineering after receiving all necessary permits for the construction of its proposed new cement mill in central Florida.

Construction of the one million tons (0.9 million tonnes) per annum cement mill is expected to commence in the second half of next year, subject to final board approval. Construction and commissioning is expected to take around two years.

The plant will involve construction of a second kiln and related equipment, adjacent to the existing 800,000-tons p.a. Rinker Materials cement plant on a 9,000-acre site near Brooksville.

The new mill will increase Rinker Materials’ cement production in Florida by 50%, and improve flexibility with regard to cement sourcing.  Rinker Materials currently manufactures around two million tons of cement each year from its two mills in Brooksville and Miami, and imports or purchases locally a further two million tons a year.

“We are confident that the ongoing growth in the Florida market, together with the additional strategic flexibility that this project will provide, will deliver a very satisfactory return on investment,” said Rinker Group Chief Executive Officer David Clarke.

Mr Clarke said Rinker Materials has received the necessary Hernando County and Florida Department of Environmental Protection permits, and is committed to constructing a state-of-the-art plant that will more than meet emission and operating criteria.

He said the plant would provide employment for up to 50 new employees, and involve up to 400 people during the construction phase.

A further US$38 million in bolt-on acquisitions completed

Rinker Materials has also completed several bolt-on acquisitions in the US, including a sand quarry in Las Vegas, Nevada, a concrete pipe and products operation in Colorado and Wyoming, and additional quarry reserves in southern Florida.

The sand quarry, Infiniton Sand, is a high quality natural sand source about 40 miles (64 kilometres)

Rinker Group Limited   ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067   PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au north-east of Las Vegas. Natural sand is in short supply in the Las Vegas market, and the acquisition is expected to be earning above its cost of capital within the first 12 months.

The assets of Carder Concrete Products were acquired in October.  Carder comprises concrete pipe plants in Littleton and Colorado Springs, Colorado and Casper, Wyoming. Total production capacity is over 400,000 tons.

The acquisition will strengthen Rinker Materials’ leading market position and lower production costs in the Colorado operations, while enabling entry to a new market in Wyoming.

Rinker Group Limited is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. Net profit after tax is over US$490 million. Market capitalization is around US$10 billion. Rinker group has over 13,000 employees in over 760 sites across the US, Australia and China. Around 80% of group revenue and earnings come from Rinker Materials in the US.

This news release contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

For further information, please contact Debra Stirling on mobile/cell 0419 476 546 (international + 61 419 476 546)

31 October 2005	RIN 02-05